Exhibit 13

The Committee to Maximize Shareholder Value of Thistle / Roxborough - Manayunk Bank

Dear Fellow Stockholder:

We are writing to ask for your support to elect our two nominees to the Thistle Group Holdings, Co. ("Thistle" or the "Company") seven person Board of Directors. The Committee to Maximize Shareholder Value (the "Committee"), which consists of Jewelcor Management, Inc., Barington Companies Equities Partners, LP and musicmaker.com are one of Thistle's largest shareholders, owning 362,176 shares or approximately 5.49% of the Company's outstanding common stock. The Committee strongly believes that our interests are identical to yours to maximize the value of our mutual investment in Thistle Group Holdings, Co.

Our program is simple, straightforward and of obvious benefit to all Thistle shareholders:

WE WANT TO SELL THE BANK!

Our nominees are committed to maximizing Thistle's shareholder value by hiring an investment banker and selling the Company for a substantial premium to its current share price.

POTENTIAL THISTLE VALUATION
BASED ON BOOK VALUE

** $21.64 **

Based on summary statistics for mergers announced on or following January
1, 2000 (according to SNL Securities) for Thrifts with assets of $500 million to $1 billion, the Committee believes that a thrift institution with a book value of $13.09 (Book Value as of Thistle's most recent Quarterly Report on Form 10-Q filed November 14, 2001), if acquired, could command a price of $21.64. This price is 72% higher than the closing price of Thistle's Common Stock on March 28, 2002.


WHY IS THE BOARD MANIPULATING, TINKERING AND
INTERFERING WITH OUR RIGHTS?

Look at the enclosed article from the Philadelphia Inquirer

When the Committee nominated an independent slate to the Board of Directors, management's response was to attempt to deprive our shareholder's rights by moving the Annual Meeting ahead by two weeks and changing the By-laws to severely restrict all future Board nominees and perpetuate its' control of the company. The Committee responded by requesting an injunction. Judge Herron of the Court of Common Pleas of Philadelphia County, Pennsylvania ruled in favor of Jewelcor Management, Inc. ("JMI") against the Company's attempt to change the meeting date.

THE FOLLOWING ARE QUOTES ABOUT THE
COMPANY FROM JUDGE HERRON'S OPINION:

? "A Corporation's Board of Directors acts improperly when it manipulates a corporate election to perpetuate its own control of the corporation. Because the Board's moving the Meeting date amounts to little more than an effort to maintain domination over Thistle's operations, JMI has a clear right to relief."

? "The Board's attempt to move the Meeting is a blatant attempt to manipulate the upcoming Board election and to interfere with JMI's right to contest the election of Thistle's directors."

? "Tinkering with the corporate elections to interfere with shareholders' electoral rights violates a directors fiduciary duty to shareholders and is enjoinable."

After reading Judge Herron's comments, how can you trust this Board?

On March 26, 2002 the Philadelphia Business Journal stated, "Thistle Group Holdings Co. improperly moved up its annual meeting by two weeks to manipulate the results of an upcoming board election, a judge ruled."

WHAT IS THE BOARD OF DIRECTORS AFRAID OF?

The Board would like you to believe that the Committee would give the bank away at so-called fire sale prices. FALSE! It is in the best interest of the Committee and all shareholders to get the best possible price for our Company. What the Committee does suggest is very simple...engage an investment banker to solicit bids in this price range.

LOOK AT THISTLE'S RECORD OF FAILURE

The Committee believes that Thistle's financial performance paints a sickening record of failure and that management has failed to maximize the potential return on stockholder's equity due to lack of foresight and planning. Current management interests are in perpetuating their enormous compensation packages rather than enhancing shareholder value.

Look at the Facts:

?	In the Fourth Quarter (the most recent quarter) ending December 31,
2001, the Company reported a decline in net income of over 69% versus the prior year and a decline of over 76% versus the prior quarter.

?	For the full year ending December 31, 2001, net income declined over 28% versus last year.

?	For the Fourth Quarter of 2001, the Company's return on average assets and return on average equity were down 70% and 71.5% respectively.

?	For the Year 2001, the return on average assets was down 38% and the return on average equity was down 37.7% versus last year.

THISTLE STOCKHOLDERS HAVE SUFFERED

Thistle's Board and management want you to believe that their actions have led to an increase in Thistle's stock price. Nothing could be further from the truth! The price of Thistle stock began to increase when the Committee started to purchase stock in November of 2001. Since that time, the stock has increased from $9.05 to the current price of $12.45 as a result, we believe, of the Committee purchasing over 362,000 shares and the nomination of the Committee Nominees to the Board!

While the Board of Directors and management bought their stock at less than $2.00 per share, the public paid $10.00 per share for their stock in June of 1998. Afterward, the stock was as low as $5.69 per share.

The three-year return for shareholders of Thistle as of December 31, 2001 was a dismal 1.82% as compared to 23.56% for the SNL Thrift Index for banks with assets from $500 million to $1 billion.

THIS MAY BE OUR LAST CHANCE!

The Board's manipulation of the By-laws will prevent this same slate of Director's from running next year. How can you trust this management??

WE NEED YOUR VOTE!

Your Vote Is The Key!

We urge you to send a strong message to the current Board of Directors, that we must have a change. Your vote for the Committee Nominee's will tell current management that they have lost the shareholders' trust and no longer have the right to remain independent. Current management has had ample opportunity to run the Company's affairs. All they have done is operate the bank at standards far below that of their peer's. As shareholders, we cannot stand for their self-serving incompetence any longer. Don't forget, it is your Company, not theirs! Send a strong message and vote FOR the Committee Nominees.

You the shareholder, the true owner of Thistle, can and will make the right choice. Vote for the qualified Committee Nominees and ratification of the appointment of Deloitte & Touche, LLP, as independent auditors. This should be a right of shareholders-NOT management. Support your investment, by signing, dating and mailing your BLUE proxy card today.

We thank you for your support and are available to discuss this important matter with you.

Sincerely,


Seymour Holtzman                    James A. Mitarotonda
561-672-4713



                       P R O X Y

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS
OF THISTLE GROUP HOLDING, CO. BY THE COMMITTEE TO MAXIMIZE
SHAREHOLDER VALUE.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Seymour Holtzman and James A. Mitarotonda, and each of them, with full power of substitution, as proxy for the undersigned, to vote all shares of common stock, par value $.10 per share of Thistle Group Holding, Co. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on April 17, 2002, at 9:30 am (local time) or any adjournment(s) or postponement(s) thereof
(the "Meeting"), as follows:

THE COMMITTEE RECOMMENDS THAT YOU VOTE FOR EACH OF THE NOMINEES
NAMED IN ITEM 1 AND APPROVE THE APPOINTMENT OF DELOITTE & TOUCHE LLP

1.  ELECTION OF DIRECTORS - To vote to elect SEYMOUR HOLTZMAN and
JAMES A. MITAROTONDA as directors of Thistle place an "X" next to FOR below. If you vote using this Proxy card you will not be able to vote for the Company nominees.

	Seymour Holtzman	   FOR___		WITHHOLD___

	James A. Mitarotonda FOR___		WITHHOLD___



To withhold authority to vote for the election of either Seymour Holtzman or, James A. Mitarotonda place an "X" next to WITHHOLD for such person.

2.  APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT
ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002:

	FOR ___	 Against ___ 	Abstain ___

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder. Unless otherwise specified, this proxy will be voted "FOR" the election of each of the Committee's Nominees as a Director and "FOR" the appointment of Deloitte & Touche LLP, the independent accountants. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon. When shares are held by Joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in full partnership name by authorized person. This proxy card votes all shares held in all capacities.

				Dated:


				 (Signature)


				 (Signature, if jointly held)

				Title:

	[ ] PLEASE CHECK HERE IF YOU PLAN TO ATTEND THE ANNUAL
MEETING.


	PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.



Reprinted from Philadelphia Inquirer


Wednesday, March 27, 2002

Judge tells Thistle it can't move meeting up

The owner of Roxborough Manayunk Bank tried to silence dissent, and must convene April 17, he ruled.

By Joseph N. DiStefano
Inquirer Staff Writer

The management of Thistle Group Holdings Co. improperly tried to move up the Philadelphia banking company's annual meeting in an effort to "maintain domination" and squelch dissident shareholders who want to sell the bank, a Common Pleas Court judge has ruled.

Thistle, which owns Roxborough Manayunk Bank, must return to its original plan and hold the meeting April 17, Judge John W. Herron ordered in a decision filed yesterday.

In February, the bank had rescheduled its meeting from April 17 to April 3. That move came five days after Wilkes-Barre investor Seymour Holtzman Announced that he would back dissident candidates for the Thistle board. Herron called the switch "an intentional and improper infringement" on Holtzman's rights, adding: "A corporation's directors may not muzzle a shareholder simply because they deem the shareholder's views to be bad. Instead, the directors must engage in a dialogue with the Shareholders that allows them to exercise their rights as shareholders."

"While [Thistle] respectfully disagrees with Judge Herron's order, which it intends to appeal, it will nonetheless comply with that order as long as it is in force," the bank said in a public statement. Chairman
John F. McGill Jr. did not return a call seeking comment.

Like many small banks, Thistle has struggled with the slow economy, rising loan losses, and a weak stock price over the last two years. Holtzman's company, Jewelcor Management Inc., owns almost 5 percent of Thistle, and it has a History of pressuring "undervalued" banks to sell, Jewelcor attorney Jeff Unger said. "It's a good franchise in a good community, but the bank is undervalued" in the stock market, Unger complained. "Our one goal is to get [Thistle managers] to sell the bank."

Roxborough Manayunk has 12 branches, situated in Northwest Philadelphia, several of the city's western suburbs, and Wilmington. Until Jewelcor's February challenge boosted the stock to $12 per share, Thistle had mostly traded below its $10-per-share offering price since its 1998 stock offering. Shares closed yesterday at $12.05, up 15 cents.

The decision gives Jewelcor two extra weeks to court shareholders upset by the company's declining profits and relatively flat share price in recent years. At least one Thistle shareholder welcomed the challenge. "I put in a chunk of money" when Thistle went public "because everyone was saying it was a sure thing. But it wasn't," Dennis McGuinn of Philadelphia, a real estate agent, said.

"The company probably shouldn't have gone public. It hasn't helped the shareholders, and it hasn't helped the customers."